October 2009

2009 Estimated Year-End Capital Gain Distributions

(Estimates as of September 30, 2009)

Capital Gain Distributions

A capital gain or loss is the difference between the sale and purchase price of a security. If a Fund has net capital gains through October 31 (after subtracting any capital losses), they are usually distributed to shareholders in December. If a second capital gain distribution related to the calendar year is necessary, it is usually made in March of the following year for the Stock Fund, Balanced Fund, and Income Fund, and in December of the following year for the International Stock Fund and Global Stock Fund.

Estimated December Distributions

As of September 30, 2009, Dodge & Cox Funds projects no capital gain distributions will be made in December 2009. In early November 2009, an updated estimate will be available.

For More Information

Answers to frequently asked tax questions can be found on the Funds’ website at https://www.dodgeandcox.com/faq.asp. For additional information about the Funds’ distributions policies and about taxation of Fund distributions, please refer to the Funds’ Prospectus and Statement of Additional Information (SAI).

Disclaimer

Certain statements in this page constitute forward-looking statements or statements which may be deemed or construed to be forward-looking statements. The words, “estimate” and “project” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve, and are subject to known and unknown risks, uncertainties and other factors which could cause the Dodge & Cox Funds’ actual distributions to differ from the future distributions expressed or implied by such forward-looking statements. The risks, uncertainties and other factors are more fully discussed in the Dodge & Cox Funds’ SEC filings. All forward-looking statements attributable to the Dodge & Cox Funds herein are expressly qualified in their entirety by the above-mentioned cautionary statement. The Dodge & Cox Funds disclaims any obligation to update forward-looking statements contained in this page, except as may be required by law.

10/09 D&C EST CG DIST

Dodge Cox Stock Fund (145)

Portfolio Holdings as of September 30, 2009

The following portfolio data for the Dodge & Cox Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
Adobe Systems, Inc.	United States	2,448,579	80,901,050
AEGON NV	Netherlands	26,858,988	227,227,038
Amgen, Inc.	United States	17,761,300	1,069,763,099
Autodesk, Inc.	United States	1,680,700	40,000,660
Avon Products, Inc.	United States	1,620,680	55,038,293
Baker Hughes, Inc.	United States	15,792,258	673,697,726
Bank of New York Mellon Corp.	United States	12,856,624	372,713,530
BB&T Corp.	United States	12,062,844	328,591,871
BMC Software, Inc.	United States	8,050,940	302,151,778
Boston Scientific Corp.	United States	47,269,500	500,584,005
Cadence Design Systems, Inc.	United States	23,282,600	170,894,284
Capital One Financial Corp.	United States	31,943,611	1,141,345,221
Cardinal Health, Inc.	United States	18,220,750	488,316,100
CareFusion Corp.	United States	10,484,875	228,570,275
CarMax, Inc.	United States	9,007,200	188,250,480
Caterpillar, Inc.	United States	4,491,500	230,548,695
Cemex SAB de CV ADR	Mexico	17,106,791	221,019,740
Chevron Corp.	United States	8,830,680	621,944,792
Citrix Systems, Inc.	United States	12,427,022	487,512,073
Comcast Corp., Class A	United States	76,495,497	1,292,008,944
Computer Sciences Corp.	United States	7,544,072	397,648,035
Compuware Corp.	United States	22,088,112	161,905,861
Covidien PLC	Ireland	5,563,291	240,667,969
Credit Suisse Group AG ADR	Switzerland	2,467,900	137,338,635
DISH Network Corp., Class A	United States	6,842,870	131,793,676
Domtar Corp.	United States	1,370,959	48,285,176
Dow Chemical Co.	United States	30,345,345	791,103,144
Eaton Corp.	United States	5,124,705	290,007,056
EBay, Inc.	United States	27,873,300	658,088,613
FedEx Corp.	United States	11,883,599	893,884,317
General Electric Co.	United States	77,698,175	1,275,804,033
Genworth Financial, Inc., Class A	United States	6,487,660	77,527,537
GlaxoSmithKline PLC ADR	United Kingdom	27,824,300	1,099,338,093
Hewlett-Packard Co.	United States	40,453,595	1,909,814,220
Hitachi, Ltd. ADR	Japan	5,355,000	163,755,900
Home Depot, Inc.	United States	21,005,300	559,581,192
HSBC Holdings PLC ADR	United Kingdom	6,129,229	351,511,283
Interpublic Group of Companies, Inc.	United States	20,421,293	153,568,123
Koninklijke Philips Electronics NV	Netherlands	2,508,600	61,109,496
Legg Mason, Inc.	United States	4,656,700	144,497,401
Liberty Entertainment, Series A	United States	2,647,500	82,363,725
Liberty Global, Inc., Series A	United States	764,210	17,248,220
Liberty Global, Inc., Series C	United States	1,301,653	29,235,127
Liberty Interactive, Series A	United States	37,923,375	416,019,424
Loews Corp.	United States	3,908,000	133,849,000
Macy’s, Inc.	United States	11,090,092	202,837,782
Maxim Integrated Products, Inc.	United States	24,348,800	441,687,232
Merck & Co., Inc.	United States	35,555,500	1,124,620,465
Molex, Inc.	United States	2,547,600	53,193,888
Molex, Inc., Class A	United States	8,724,330	163,930,161
Motorola, Inc.	United States	139,005,211	1,194,054,763
News Corp., Class A	United States	90,878,226	1,089,629,930
Nokia Corp. ADR	Finland	13,900,000	203,218,000
Novartis AG ADR	Switzerland	26,065,500	1,313,179,890

Dodge Cox Stock Fund (145)

Portfolio Holdings as of September 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Occidental Petroleum Corp.	United States	12,553,100	984,163,040
Panasonic Corp. ADR	Japan	34,433,474	502,728,720
Pfizer, Inc.	United States	51,012,864	844,262,899
Pitney Bowes, Inc.	United States	10,286,950	255,630,708
Royal Dutch Shell PLC ADR	United Kingdom	3,812,564	212,626,694
Sanofi-Aventis ADR	France	20,368,600	752,619,770
Schlumberger, Ltd.	United States	23,273,294	1,387,088,323
SLM Corp.	United States	26,185,882	228,340,891
Sony Corp. ADR	Japan	21,052,850	614,743,220
Sprint Nextel Corp.	United States	127,825,739	504,911,669
State Street Corp.	United States	1,163,975	61,225,085
SunTrust Banks, Inc.	United States	3,017,157	68,036,890
Symantec Corp.	United States	16,700,000	275,049,000
Synopsys, Inc.	United States	8,077,849	181,105,375
Telefonaktiebolaget LM Ericsson ADR	Sweden	16,020,500	160,525,410
The Travelers Companies, Inc.	United States	6,511,750	320,573,453
Thermo Fisher Scientific, Inc.	United States	614,115	26,818,402
Time Warner Cable, Inc.	United States	13,185,610	568,167,935
Time Warner, Inc.	United States	35,222,732	1,013,710,227
Tyco Electronics, Ltd.	Switzerland	20,002,540	445,656,591
Tyco International, Ltd.	Switzerland	9,660,775	333,103,522
U.S. Bancorp	United States	5,957,814	130,237,814
UnitedHealth Group, Inc.	United States	24,588,500	615,696,040
Vodafone Group PLC ADR	United Kingdom	14,500,000	326,250,000
Vulcan Materials Co.	United States	2,046,548	110,656,850
Walgreen Co.	United States	4,512,075	169,067,450
Wal-Mart Stores, Inc.	United States	7,522,950	369,301,616
WellPoint, Inc.	United States	16,352,554	774,456,957
Wells Fargo & Co.	United States	44,911,741	1,265,612,861
Wyeth	United States	2,900,850	140,923,293
Xerox Corp.	United States	67,997,300	526,299,102

CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	434,396,000	434,396,000	0.01	10/1/09
SSgA Prime Money Market Fund	United States	120,672,021	120,672,021

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2009. Dodge & Cox®. All rights reserved.

Dodge Cox Global Stock Fund (1049)

Portfolio Holdings as of September 30, 2009

The following portfolio data for the Dodge & Cox Global Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
AEGON NV	Netherlands	1,278,374	10,851,973
Akzo Nobel NV	Netherlands	140,000	8,673,123
Alcatel-Lucent	France	1,828,145	8,178,130
Amgen, Inc.	United States	119,600	7,203,508
Anadolu Efes Biracilik ve Malt Sanayii AS	Turkey	881,700	9,625,027
Arkema	France	274,716	9,680,289
Baker Hughes, Inc.	United States	167,987	7,166,325
Bank of New York Mellon Corp.	United States	246,200	7,137,338
Bayer AG	Germany	153,400	10,629,020
Bayerische Motoren Werke AG	Germany	73,300	3,534,332
Cadence Design Systems, Inc.	United States	670,000	4,917,800
Capital One Financial Corp.	United States	564,700	20,176,731
Cemex SAB de CV ADR	Mexico	746,593	9,645,982
Chevron Corp.	United States	61,300	4,317,359
Comcast Corp., Class A	United States	633,300	10,696,437
Compuware Corp.	United States	291,400	2,135,962
Covidien PLC	Ireland	158,700	6,865,362
Credit Suisse Group AG	Switzerland	149,000	8,267,394
Domtar Corp.	United States	480,916	16,937,861
Dow Chemical Co.	United States	119,100	3,104,937
Eaton Corp.	United States	58,600	3,316,174
EBay, Inc.	United States	389,600	9,198,456
FedEx Corp.	United States	119,400	8,981,268
General Electric Co.	United States	1,139,600	18,712,232
GlaxoSmithKline PLC ADR	United Kingdom	401,700	15,871,167
Grupo Televisa SA ADR	Mexico	190,500	3,541,395
Haci Omer Sabanci Holding AS	Turkey	1,120,788	4,342,676
Hang Lung Group, Ltd.	Hong Kong	1,127,500	5,630,189
Hang Lung Properties, Ltd.	Hong Kong	381,700	1,411,050
Hewlett-Packard Co.	United States	402,000	18,978,420
HSBC Holdings PLC	United Kingdom	1,023,207	11,708,315
ICICI Bank, Ltd. ADR	India	172,400	6,647,744
Infineon Technologies AG	Germany	852,508	4,809,177
Kasikornbank PCL Foreign	Thailand	1,641,100	4,322,562
Koninklijke Philips Electronics NV	Netherlands	355,500	8,656,470
Lafarge SA	France	172,808	15,463,515
Lanxess AG	Germany	115,800	3,990,684
Legg Mason, Inc.	United States	207,500	6,438,725
Liberty Interactive, Series A	United States	887,057	9,731,015
Macy’s, Inc.	United States	222,800	4,075,012
Maxim Integrated Products, Inc.	United States	234,000	4,244,760
Merck & Co., Inc.	United States	506,200	16,011,106
Mitsubishi Electric Corp.	Japan	1,082,000	8,196,513
Motorola, Inc.	United States	692,533	5,948,858
Naspers, Ltd.	South Africa	414,100	14,148,968
News Corp., Class A	United States	510,245	6,117,838
Nintendo Co., Ltd.	Japan	11,000	2,818,470
Nokia Oyj	Finland	954,900	14,043,387
Norsk Hydro ASA	Norway	1,121,500	7,463,593
Novartis AG ADR	Switzerland	346,000	17,431,480
OAO Lukoil ADR	Russia	125,500	6,802,100
Occidental Petroleum Corp.	United States	89,125	6,987,400
Orascom Telecom Holding SAE GDR	Egypt	7,500	233,175

Dodge Cox Global Stock Fund (1049)

Portfolio Holdings as of September 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Panasonic Corp.	Japan	311,800	4,595,459
PT Telekomunik Indonesia ADR	Indonesia	145,300	5,187,210
Roche Holding AG	Switzerland	70,500	11,395,108
Royal Bank of Scotland Group PLC	United Kingdom	4,896,684	4,143,678
Royal Dutch Shell PLC ADR	United Kingdom	84,500	4,832,555
Sanofi-Aventis	France	155,100	11,382,316
Schlumberger, Ltd.	United States	299,100	17,826,360
Schneider Electric SA	France	130,389	13,215,127
Sony Corp.	Japan	298,000	8,814,015
Sprint Nextel Corp.	United States	1,104,400	4,362,380
Standard Bank Group, Ltd.	South Africa	176,600	2,283,905
Standard Chartered PLC	United Kingdom	460,200	11,340,929
SunTrust Banks, Inc.	United States	19,495	439,612
Swiss Reinsurance Co., Ltd.	Switzerland	328,400	14,824,425
Symantec Corp.	United States	303,400	4,996,998
Synopsys, Inc.	United States	130,000	2,914,600
Telefonaktiebolaget LM Ericsson	Sweden	206,700	2,075,495
Telefonica SA ADR	Spain	108,000	8,954,280
Television Broadcasts, Ltd.	Hong Kong	366,700	1,589,812
Time Warner Cable, Inc.	United States	120,371	5,186,786
Time Warner, Inc.	United States	286,466	8,244,491
Total SA	France	56,300	3,345,306
Tyco Electronics, Ltd.	Switzerland	418,800	9,330,864
Tyco International, Ltd.	Switzerland	341,600	11,778,368
Unicredit SPA	Italy	3,928,608	15,349,628
UnitedHealth Group, Inc.	United States	176,400	4,417,056
Vodafone Group PLC ADR	United Kingdom	475,700	10,703,250
WellPoint, Inc.	United States	92,900	4,399,744
Wells Fargo & Co.	United States	437,973	12,342,079
Wienerberger AG	Austria	225,680	4,656,505
Xerox Corp.	United States	694,200	5,373,108
Yamaha Motor Co., Ltd.	Japan	211,400	2,607,027

PREFERRED STOCKS
Net Servicos de Comunicacao SA ADR	Brazil	572,700	6,597,504
Petroleo Brasileiro SA ADR	Brazil	121,300	4,768,303
Ultrapar Participacoes SA ADR	Brazil	147,800	5,937,126

CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	53,035,000	53,035,000	0.01	10/1/09
SSgA Prime Money Market Fund	United States	2,031,241	2,031,241

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2009. Dodge & Cox®. All rights reserved.

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of September 30, 2009

The following portfolio data for the Dodge & Cox International Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
Accor SA	France	5,748,568	319,998,605
Adcock Ingram Holdings, Ltd.	South Africa	7,047,217	45,030,141
Aderans Holdings Co., Ltd.	Japan	3,537,000	50,475,096
AEGON NV	Netherlands	42,517,075	360,922,660
Akzo Nobel NV	Netherlands	5,876,290	364,041,327
Alcatel-Lucent	France	94,519,072	422,827,078
Anadolu Efes Biracilik ve Malt Sanayii AS	Turkey	25,863,791	282,340,576
Arkema	France	7,391,609	260,461,401
Bangkok Bank PCL Foreign	Thailand	38,571,900	142,003,703
Bangkok Bank PCL NVDR	Thailand	5,075,000	18,379,976
Bayer AG	Germany	10,192,000	706,199,331
Bayerische Motoren Werke AG	Germany	6,681,100	322,144,926
Belle International Holdings, Ltd.	Hong Kong	81,406,000	83,506,261
BHP Billiton PLC	United Kingdom	13,306,000	363,206,211
Brambles, Ltd.	Australia	695,677	4,958,907
Brother Industries, Ltd.	Japan	23,101,000	276,908,327
Cemex SAB de CV ADR	Mexico	37,105,882	479,407,995
CEZ AS	Czech Republic	3,000,000	160,001,855
Chartered Semiconductor Manufacturing, Ltd.	Singapore	74,293,836	137,127,018
Consorcio Ara SAB de CV	Mexico	113,420,000	68,067,126
Corporacion Geo SAB de CV, Series B	Mexico	47,605,400	129,444,927
Covidien PLC	Ireland	7,449,974	322,285,875
Credit Suisse Group AG	Switzerland	12,213,000	677,648,847
Experian PLC	United Kingdom	16,963,626	142,736,468
Fujifilm Holdings Corp.	Japan	8,736,100	261,795,900
Fujitsu, Ltd.	Japan	41,981,000	274,526,230
GlaxoSmithKline PLC ADR	United Kingdom	19,083,749	753,998,923
Grupo Financiero Banorte SAB de CV	Mexico	52,528,000	175,754,944
Grupo Televisa SA ADR	Mexico	30,430,592	565,704,705
Haci Omer Sabanci Holding AS	Turkey	88,489,354	342,866,432
Hang Lung Group, Ltd.	Hong Kong	51,796,500	258,646,660
Hang Lung Properties, Ltd.	Hong Kong	76,679,000	283,463,119
Hitachi, Ltd.	Japan	26,658,000	81,965,220
Honda Motor Co., Ltd. ADR	Japan	10,428,400	316,084,804
HSBC Holdings PLC	United Kingdom	81,665,764	934,481,984
ICICI Bank, Ltd.	India	15,195,668	285,860,508
ICICI Bank, Ltd. ADR	India	4,300,000	165,808,000
Infineon Technologies AG	Germany	103,886,576	586,046,017
Kasikornbank PCL Foreign	Thailand	108,446,527	285,641,855
Koninklijke Philips Electronics NV	Netherlands	25,035,000	609,605,423
Kyocera Corp.	Japan	7,033,900	652,730,875
Lafarge SA	France	13,834,291	1,237,944,777
Lanxess AG	Germany	9,589,784	330,481,871
LG Electronics, Inc.	South Korea	2,254,382	240,123,014
Li & Fung, Ltd.	Hong Kong	33,046,000	135,594,325
Liberty Global, Inc., Series A	United States	3,201,805	72,264,739
Liberty Global, Inc., Series C	United States	3,534,971	79,395,449
Link Real Estate Investment Co.	Hong Kong	12,965,000	28,606,461
Makhteshim-Agan Industries, Ltd.	Israel	7,196,647	32,481,880
Medipal Holdings Corp.	Japan	12,777,200	179,776,122
Millicom International Cellular SA	Luxembourg	1,448,494	105,363,453

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of September 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Mitsubishi Electric Corp.	Japan	74,775,000	566,445,719
Mitsubishi UFJ Financial Group	Japan	27,399,900	147,125,849
Murata Manufacturing Co., Ltd.	Japan	1,301,000	61,741,882
Naspers, Ltd.	South Africa	34,040,895	1,163,109,228
News Corp., Class A	United States	40,244,892	482,536,255
Nexans SA	France	932,619	75,374,979
NGK Spark Plug Co., Ltd.	Japan	16,250,000	207,458,363
Nintendo Co., Ltd.	Japan	600,000	153,734,752
Nokia Oyj	Finland	64,792,500	952,881,078
Norsk Hydro ASA	Norway	32,634,600	217,183,571
Norsk Hydro ASA ADR	Norway	21,990,500	146,236,825
Novartis AG ADR	Switzerland	20,820,000	1,048,911,600
OAO Lukoil ADR	Russia	10,426,500	565,116,300
Orascom Telecom Holding SAE GDR	Egypt	394,820	12,274,954
Panasonic Corp.	Japan	29,743,072	438,367,786
PT Telekomunik Indonesia ADR	Indonesia	10,403,047	371,388,778
Roche Holding AG	Switzerland	3,028,000	489,423,912
Royal Bank of Scotland Group PLC	United Kingdom	344,885,647	291,849,509
Royal Dutch Shell PLC ADR	United Kingdom	9,918,400	567,233,296
Sanofi-Aventis	France	8,145,500	597,773,405
Schlumberger, Ltd.	United States	12,750,396	759,923,602
Schneider Electric SA	France	9,196,165	932,045,568
Sony Corp.	Japan	13,137,600	388,573,809
Standard Bank Group, Ltd.	South Africa	46,929,417	606,921,307
Standard Chartered PLC	United Kingdom	37,989,336	936,189,913
Swiss Life Holding AG	Switzerland	1,520,000	179,824,375
Swiss Reinsurance Co., Ltd.	Switzerland	12,091,868	545,843,467
Telefonaktiebolaget LM Ericsson	Sweden	28,943,000	290,619,464
Telefonica SA ADR	Spain	8,667,400	718,614,134
Television Broadcasts, Ltd.	Hong Kong	27,299,300	118,354,911
The Bank of Yokohama, Ltd.	Japan	30,265,000	148,349,579
Tiger Brands, Ltd.	South Africa	7,072,043	141,685,632
TNT NV	Netherlands	12,095,180	324,608,263
Total SA	France	8,782,000	521,820,157
Toto, Ltd.	Japan	9,548,000	59,778,043
Tyco Electronics, Ltd.	Switzerland	7,157,617	159,471,707
Tyco International, Ltd.	Switzerland	9,139,020	315,113,410
Unicredit SPA	Italy	239,139,310	934,351,177
Vodafone Group PLC ADR	United Kingdom	28,950,000	651,375,000
Volvo AB, Class B	Sweden	42,607,200	394,208,353
Wienerberger AG	Austria	12,835,026	264,827,920
Yamaha Motor Co., Ltd.	Japan	23,980,000	295,726,174
Yapi ve Kredi Bankasi AS	Turkey	150,779,068	329,194,192

PREFERRED STOCKS
Duratex SA	Brazil	442,600	7,007,750
Net Servicos de Comunicacao SA ADR	Brazil	21,930,988	252,644,982
Petroleo Brasileiro SA ADR	Brazil	9,091,800	357,398,658
Ultrapar Participacoes SA ADR	Brazil	5,914,832	237,598,801

CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	458,879,000	458,879,000	0.01	10/1/09
SSgA Prime Money Market Fund	United States	105,768,028	105,768,028

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of September 30, 2009

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2009. Dodge & Cox®. All rights reserved.

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2009

The following portfolio data for the Dodge & Cox Balanced Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
Adobe Systems, Inc.	United States	734,000	24,251,360
AEGON NV	Netherlands	8,172,900	69,142,734
Amgen, Inc.	United States	5,171,600	311,485,468
Autodesk, Inc.	United States	518,943	12,350,843
Avon Products, Inc.	United States	427,516	14,518,443
Baker Hughes, Inc.	United States	4,474,510	190,882,597
Bank of New York Mellon Corp.	United States	3,101,300	89,906,687
BB&T Corp.	United States	3,599,184	98,041,772
BMC Software, Inc.	United States	2,220,560	83,337,617
Boston Scientific Corp.	United States	14,777,700	156,495,843
Cadence Design Systems, Inc.	United States	9,739,500	71,487,930
Capital One Financial Corp.	United States	9,552,059	341,295,068
Cardinal Health, Inc.	United States	6,060,543	162,422,553
CareFusion Corp.	United States	3,246,650	70,776,970
CarMax, Inc.	United States	2,350,000	49,115,000
Caterpillar, Inc.	United States	1,204,600	61,832,118
Cemex SAB de CV ADR	Mexico	4,910,183	63,439,565
Chevron Corp.	United States	2,567,679	180,841,632
Citrix Systems, Inc.	United States	2,642,610	103,669,590
Comcast Corp., Class A	United States	21,716,974	366,799,691
Computer Sciences Corp.	United States	2,246,200	118,397,202
Compuware Corp.	United States	6,949,488	50,939,747
Covidien PLC	Ireland	1,978,200	85,576,932
Credit Suisse Group AG ADR	Switzerland	879,100	48,921,915
DISH Network Corp., Class A	United States	1,806,165	34,786,738
Domtar Corp.	United States	550,091	19,374,205
Dow Chemical Co.	United States	8,860,259	230,986,952
Eaton Corp.	United States	1,533,606	86,786,764
EBay, Inc.	United States	7,569,200	178,708,812
FedEx Corp.	United States	3,497,254	263,063,446
General Electric Co.	United States	20,249,700	332,500,074
Genworth Financial, Inc., Class A	United States	1,949,000	23,290,550
GlaxoSmithKline PLC ADR	United Kingdom	8,300,500	327,952,755
Hewlett-Packard Co.	United States	12,710,912	600,082,156
Hitachi, Ltd. ADR	Japan	1,920,245	58,721,092
Home Depot, Inc.	United States	5,602,200	149,242,608
HSBC Holdings PLC ADR	United Kingdom	1,863,361	106,863,754
Interpublic Group of Companies, Inc.	United States	7,484,200	56,281,184
Koninklijke Philips Electronics NV	Netherlands	650,600	15,848,616
Legg Mason, Inc.	United States	1,350,300	41,899,809
Liberty Entertainment, Series A	United States	826,079	25,699,318
Liberty Global, Inc., Series A	United States	264,621	5,972,496
Liberty Global, Inc., Series C	United States	391,368	8,790,125
Liberty Interactive, Series A	United States	10,852,250	119,049,182
Loews Corp.	United States	1,033,108	35,383,949
Macy’s, Inc.	United States	3,944,266	72,140,625
Maxim Integrated Products, Inc.	United States	7,042,000	127,741,880
Merck & Co., Inc.	United States	10,726,375	339,275,241
Molex, Inc.	United States	800,000	16,704,000
Molex, Inc., Class A	United States	2,527,928	47,499,767
Motorola, Inc.	United States	44,309,600	380,619,464
News Corp., Class A	United States	26,720,200	320,375,198
Nokia Corp. ADR	Finland	4,000,000	58,480,000

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Novartis AG ADR	Switzerland	7,918,300	398,923,954
Occidental Petroleum Corp.	United States	3,688,800	289,201,920
Panasonic Corp. ADR	Japan	10,598,928	154,744,349
Pfizer, Inc.	United States	14,657,117	242,575,286
Pitney Bowes, Inc.	United States	3,144,550	78,142,067
Royal Dutch Shell PLC ADR	United Kingdom	1,150,127	64,142,583
Sanofi-Aventis ADR	France	5,517,100	203,856,845
Schlumberger, Ltd.	United States	6,325,421	376,995,091
SLM Corp.	United States	8,096,000	70,597,120
Sony Corp. ADR	Japan	6,219,600	181,612,320
Sprint Nextel Corp.	United States	38,764,400	153,119,380
State Street Corp.	United States	388,600	20,440,360
SunTrust Banks, Inc.	United States	949,055	21,401,190
Symantec Corp.	United States	5,050,000	83,173,500
Synopsys, Inc.	United States	3,097,900	69,454,918
Telefonaktiebolaget LM Ericsson ADR	Sweden	2,412,300	24,171,246
The Travelers Companies, Inc.	United States	1,740,219	85,670,981
Thermo Fisher Scientific, Inc.	United States	225,050	9,827,934
Time Warner Cable, Inc.	United States	3,715,583	160,104,471
Time Warner, Inc.	United States	10,564,166	304,036,698
Tyco Electronics, Ltd.	Switzerland	5,797,900	129,177,212
Tyco International, Ltd.	Switzerland	2,839,134	97,893,340
U.S. Bancorp	United States	1,735,986	37,948,654
UnitedHealth Group, Inc.	United States	7,398,800	185,265,952
Vodafone Group PLC ADR	United Kingdom	3,362,798	75,662,955
Vulcan Materials Co.	United States	444,656	24,042,550
Walgreen Co.	United States	1,730,199	64,830,557
Wal-Mart Stores, Inc.	United States	1,935,800	95,028,422
WellPoint, Inc.	United States	4,870,300	230,657,408
Wells Fargo & Co.	United States	13,709,706	386,339,515
Wyeth	United States	651,900	31,669,302
Xerox Corp.	United States	20,721,050	160,380,927

FIXED-INCOME SECURITIES
American International Group, Inc.	United States	29,000,000	24,577,500	8.250	8/15/18
Arkansas Dev. Fin. Auth. GNMA Guaranteed Bonds	United States	1,638,895	1,704,025	9.750	11/15/14
Bank of America Corp.	United States	42,000,000	40,291,062	5.300	3/15/17
Bank of America Corp.	United States	34,285,000	29,913,662	6.625	5/23/36
Bank of America Corp.	United States	2,640,000	2,974,728	7.625	6/1/19
Bank of America Corp.	United States	17,355,000	16,530,638	8.000	12/15/26
BHP Billiton, Ltd.	Australia	20,000,000	22,102,820	5.500	4/1/14
Boston Properties, Inc.	United States	2,890,000	2,814,856	5.000	6/1/15
Boston Properties, Inc.	United States	29,500,000	29,967,362	5.625	4/15/15
Boston Properties, Inc.	United States	14,670,000	15,230,614	6.250	1/15/13
Boston Scientific Corp.	United States	19,385,000	19,433,463	5.450	6/15/14
Boston Scientific Corp.	United States	1,075,000	1,084,406	6.250	11/15/15
Boston Scientific Corp.	United States	21,905,000	22,206,194	6.400	6/15/16
Burlington Northern Santa Fe Corp.	United States	11,670,322	11,918,385	4.967	4/1/23
Burlington Northern Santa Fe Corp.	United States	16,355,943	16,430,765	5.342	4/1/24
Burlington Northern Santa Fe Corp.	United States	25,029,348	25,745,206	5.629	4/1/24
Burlington Northern Santa Fe Corp.	United States	21,525,400	22,268,731	5.720	1/15/24
Burlington Northern Santa Fe Corp.	United States	22,301,806	23,965,934	5.996	4/1/24
Burlington Northern Santa Fe Corp.	United States	1,222,695	1,491,530	8.251	1/15/21
California Taxable General Obligation	United States	14,850,000	15,521,814	5.450	4/1/15
California Taxable General Obligation	United States	24,500,000	26,905,410	7.500	4/1/34
California Taxable General Obligation	United States	35,060,000	38,968,138	7.550	4/1/39
California Taxable General Obligation (mandatory put 4/1/13)	United States	5,075,000	5,346,817	5.650	4/1/39
Capital One Financial Corp.	United States	45,630,000	48,275,679	6.750	9/15/17

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
CIGNA Corp.	United States	5,500,000	4,873,825	6.150	11/15/36
CIGNA Corp.	United States	9,745,000	9,699,666	7.650	3/1/23
CIGNA Corp.	United States	12,970,000	12,938,522	7.875	5/15/27
CIGNA Corp.	United States	9,050,000	8,819,370	8.300	1/15/33
CIGNA Corp.	United States	7,500,000	8,607,608	8.500	5/1/19
Citigroup, Inc.	United States	50,325,000	49,650,490	6.125	11/21/17
Comcast Corp.	United States	23,175,000	24,798,687	5.300	1/15/14
Comcast Corp.	United States	26,500,000	29,028,153	5.850	11/15/15
Comcast Corp.	United States	3,180,000	3,417,552	5.900	3/15/16
Cox Communications, Inc.	United States	37,785,000	40,589,629	5.450	12/15/14
Cox Communications, Inc.	United States	4,815,000	5,143,267	5.500	10/1/15
Cox Communications, Inc.	United States	25,145,000	26,430,563	5.875	12/1/16
Cox Communications, Inc.	United States	6,400,000	7,894,880	8.375	3/1/39
CSX Corp.	United States	5,351,000	7,270,441	9.750	6/15/20
Dept. of Veterans Affairs	United States	981,080	1,067,231	7.212	2/15/25
Dept. of Veterans Affairs	United States	423,923	484,770	8.793	6/15/25
Dillard’s, Inc.	United States	15,490,000	9,836,150	7.000	12/1/28
Dillard’s, Inc.	United States	10,831,000	8,421,103	7.130	8/1/18
Dillard’s, Inc.	United States	50,000	33,750	7.750	7/15/26
Dillard’s, Inc.	United States	550,000	374,000	7.750	5/15/27
Dillard’s, Inc.	United States	14,000,000	13,160,000	7.850	10/1/12
Dillard’s, Inc.	United States	8,860,000	6,246,300	7.875	1/1/23
Dow Chemical Co.	United States	18,170,000	18,897,327	7.375	11/1/29
Dow Chemical Co.	United States	28,060,000	31,543,537	8.550	5/15/19
Dow Chemical Co.	United States	12,165,000	14,982,219	9.400	5/15/39
Fannie Mae	United States	8,467,560	8,796,480	4.410	8/1/35
Fannie Mae	United States	9,726,469	10,133,741	4.721	9/1/34
Fannie Mae	United States	7,786,802	8,034,404	4.721	1/1/35
Fannie Mae	United States	12,583,712	13,004,527	4.746	12/1/34
Fannie Mae	United States	6,247,076	6,469,322	4.927	1/1/35
Fannie Mae	United States	1,916,193	2,024,455	6.000	1/1/12
Fannie Mae	United States	2,102,626	2,228,845	6.000	3/1/12
Fannie Mae	United States	2,040,636	2,166,680	6.000	3/1/12
Fannie Mae	United States	1,556,640	1,655,449	6.000	4/1/12
Fannie Mae	United States	1,883,219	2,018,429	6.000	3/1/14
Fannie Mae	United States	2,267,970	2,365,524	6.000	10/1/14
Fannie Mae	United States	3,489,769	3,740,323	6.000	11/1/14
Fannie Mae	United States	1,385,128	1,485,442	6.000	1/1/16
Fannie Mae	United States	1,647,835	1,767,175	6.000	3/1/16
Fannie Mae	United States	2,433,658	2,608,387	6.000	4/1/16
Fannie Mae	United States	1,772,785	1,904,497	6.000	7/1/16
Fannie Mae	United States	4,727,195	5,054,037	6.000	12/1/16
Fannie Mae	United States	1,820,735	1,951,458	6.000	3/1/17
Fannie Mae	United States	8,776,703	9,428,785	6.000	7/1/17
Fannie Mae	United States	3,209,210	3,431,097	6.000	8/1/17
Fannie Mae	United States	4,294,799	4,603,152	6.000	11/1/17
Fannie Mae	United States	5,427,570	5,802,836	6.000	12/1/17
Fannie Mae	United States	4,044,358	4,343,577	6.000	3/1/18
Fannie Mae	United States	3,711,005	3,985,561	6.000	3/1/18
Fannie Mae	United States	3,458,162	3,715,092	6.000	3/1/18
Fannie Mae	United States	4,320,874	4,641,901	6.000	3/1/18
Fannie Mae	United States	9,863,166	10,592,887	6.000	5/1/18
Fannie Mae	United States	4,032,662	4,332,276	6.000	5/1/18
Fannie Mae	United States	5,284,578	5,677,206	6.000	5/1/18
Fannie Mae	United States	1,239,213	1,331,282	6.000	12/1/18
Fannie Mae	United States	5,833,067	6,248,218	6.000	3/1/22
Fannie Mae	United States	17,078,847	18,011,459	6.000	8/25/32
Fannie Mae	United States	106,663,715	113,446,781	6.000	9/1/36

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	28,526,818	30,305,265	6.000	8/1/37
Fannie Mae	United States	102,043,518	107,885,509	6.000	7/1/38
Fannie Mae	United States	736,492	785,831	6.500	1/1/13
Fannie Mae	United States	378,936	392,568	6.500	1/1/13
Fannie Mae	United States	5,355,064	5,719,080	6.500	12/1/14
Fannie Mae	United States	6,430,905	6,861,725	6.500	12/1/14
Fannie Mae	United States	2,988,510	3,128,654	6.500	7/1/15
Fannie Mae	United States	741,470	796,926	6.500	8/1/15
Fannie Mae	United States	6,135,546	6,423,270	6.500	9/1/16
Fannie Mae	United States	4,365,438	4,673,073	6.500	9/1/16
Fannie Mae	United States	8,070,235	8,711,756	6.500	6/1/17
Fannie Mae	United States	9,902,895	10,690,098	6.500	4/1/18
Fannie Mae	United States	24,791,401	26,762,124	6.500	7/1/18
Fannie Mae	United States	5,807,713	6,242,084	6.500	10/1/18
Fannie Mae	United States	7,629,812	8,236,322	6.500	11/1/18
Fannie Mae	United States	5,412,105	5,746,057	6.500	1/1/22
Fannie Mae	United States	13,769,532	14,839,016	6.500	10/1/26
Fannie Mae	United States	20,779,573	22,436,311	6.500	12/1/28
Fannie Mae	United States	6,646,276	7,176,178	6.500	8/1/32
Fannie Mae	United States	86,381,744	93,268,889	6.500	12/1/32
Fannie Mae	United States	23,429,921	25,312,515	6.500	8/25/35
Fannie Mae	United States	34,986,665	37,316,922	6.500	8/1/37
Fannie Mae	United States	12,091,113	12,896,431	6.500	10/1/37
Fannie Mae	United States	37,808,022	40,326,194	6.500	10/1/37
Fannie Mae	United States	66,067,309	70,467,667	6.500	11/1/37
Fannie Mae	United States	49,225,025	52,503,617	6.500	11/1/37
Fannie Mae	United States	7,725,987	8,346,770	6.500	7/25/42
Fannie Mae	United States	7,628,799	8,241,773	6.500	1/25/44
Fannie Mae	United States	5,393	5,493	7.000	7/1/11
Fannie Mae	United States	6,217,773	6,547,549	7.000	11/1/18
Fannie Mae	United States	3,813,194	4,175,447	7.000	6/25/32
Fannie Mae	United States	20,101,126	21,957,542	7.000	8/1/37
Fannie Mae	United States	3,095,958	3,390,074	7.000	9/25/41
Fannie Mae	United States	3,642,892	3,988,967	7.000	6/25/42
Fannie Mae	United States	4,263,280	4,668,292	7.000	6/25/42
Fannie Mae	United States	3,185,693	3,488,333	7.000	7/25/42
Fannie Mae	United States	104,139,579	111,511,620	7.000	3/25/49
Fannie Mae	United States	2,217	2,254	7.500	8/1/10
Fannie Mae	United States	1,350,019	1,469,392	7.500	9/1/15
Fannie Mae	United States	2,459,798	2,677,564	7.500	12/1/15
Fannie Mae	United States	1,056,992	1,150,567	7.500	1/1/16
Fannie Mae	United States	1,669,739	1,817,562	7.500	12/1/16
Fannie Mae	United States	22,234,446	24,140,834	7.500	8/1/17
Fannie Mae	United States	1,192,097	1,329,933	7.500	6/19/30
Fannie Mae	United States	3,657,922	3,989,421	7.500	2/25/41
Fannie Mae	United States	3,282,317	3,661,835	7.500	7/25/41
Fannie Mae	United States	3,944,561	4,302,036	7.500	7/25/41
Fannie Mae	United States	3,928,336	4,313,804	7.500	12/25/41
Fannie Mae	United States	4,689,584	5,231,817	7.500	10/25/42
Fannie Mae	United States	15,526,061	17,321,261	7.500	3/25/44
Fannie Mae	United States	2,158,186	2,407,726	7.500	6/25/44
Fannie Mae Multifamily DUS	United States	321,846	334,649	4.020	8/1/13
Fannie Mae Multifamily DUS	United States	14,610,585	15,498,928	4.826	1/1/13
Fannie Mae Multifamily DUS	United States	16,115,000	16,713,445	4.890	4/1/12
Fannie Mae Multifamily DUS	United States	4,207,528	4,436,193	4.918	2/1/13
Fannie Mae Multifamily DUS	United States	11,968,685	12,781,287	4.921	4/1/15
Fannie Mae Multifamily DUS	United States	3,604,444	3,826,006	4.976	1/1/13
Fannie Mae Multifamily DUS	United States	3,031,748	3,250,549	5.098	10/1/13

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae Multifamily DUS	United States	10,083,942	10,920,556	5.320	4/1/14
Fannie Mae Multifamily DUS	United States	20,660,079	22,417,052	5.355	11/1/15
Fannie Mae Multifamily DUS	United States	4,633,749	4,946,822	5.629	12/1/11
Fannie Mae Multifamily DUS	United States	5,248,546	5,632,222	5.885	1/1/12
Fannie Mae Multifamily DUS	United States	11,650,376	12,364,833	5.909	4/1/12
Fannie Mae Multifamily DUS	United States	841,455	895,617	5.942	11/1/11
FedEx Corp.	United States	15,311,878	16,685,799	6.720	7/15/23
FedEx Corp.	United States	9,000,000	10,148,715	7.375	1/15/14
FedEx Corp.	United States	7,125,000	8,659,974	8.000	1/15/19
Ford Motor Credit Co.	United States	127,375,000	126,710,485	7.375	2/1/11
Freddie Mac	United States	10,249,258	10,632,233	4.157	5/1/34
Freddie Mac	United States	59,131,375	62,586,865	5.538	7/25/33
Freddie Mac	United States	4,129,787	4,235,992	6.000	9/15/16
Freddie Mac	United States	3,510,973	3,747,396	6.500	12/15/13
Freddie Mac	United States	742,722	788,708	6.500	5/15/21
Freddie Mac	United States	374,571	404,022	6.500	9/25/43
Freddie Mac	United States	23,681,236	25,333,595	6.500	10/25/43
Freddie Mac	United States	9,087,510	9,923,934	7.000	8/25/23
Freddie Mac Gold	United States	1,556,346	1,638,600	6.000	10/1/13
Freddie Mac Gold	United States	5,559,875	5,859,855	6.000	4/1/14
Freddie Mac Gold	United States	5,062,029	5,328,532	6.000	10/1/14
Freddie Mac Gold	United States	1,232,763	1,299,281	6.000	9/1/15
Freddie Mac Gold	United States	1,488,760	1,568,550	6.000	5/1/16
Freddie Mac Gold	United States	8,040,025	8,627,324	6.000	2/1/18
Freddie Mac Gold	United States	4,206,243	4,485,893	6.000	10/1/18
Freddie Mac Gold	United States	1,536,371	1,643,617	6.500	7/1/14
Freddie Mac Gold	United States	6,261,758	6,621,678	6.500	11/1/14
Freddie Mac Gold	United States	2,633,954	2,815,347	6.500	5/1/16
Freddie Mac Gold	United States	4,894,027	5,260,123	6.500	3/1/17
Freddie Mac Gold	United States	3,080,183	3,310,595	6.500	8/1/17
Freddie Mac Gold	United States	1,537,037	1,652,015	6.500	8/1/17
Freddie Mac Gold	United States	3,803,312	4,065,235	6.500	11/1/17
Freddie Mac Gold	United States	5,292,674	5,688,590	6.500	12/1/17
Freddie Mac Gold	United States	5,332,223	5,731,099	6.500	3/1/18
Freddie Mac Gold	United States	2,770,213	2,977,438	6.500	9/1/18
Freddie Mac Gold	United States	34,191,644	36,759,651	6.500	10/1/26
Freddie Mac Gold	United States	35,872,220	38,620,182	6.500	12/1/32
Freddie Mac Gold	United States	3,959,990	4,263,342	6.500	4/1/33
Freddie Mac Gold	United States	129,293	134,984	7.000	4/1/15
Freddie Mac Gold	United States	33,325,989	36,136,671	7.000	11/1/37
Freddie Mac Gold	United States	57,498,156	62,347,495	7.000	8/1/38
Freddie Mac Gold	United States	23,432,529	25,408,806	7.000	9/1/38
Freddie Mac Gold	United States	324,382	359,070	7.470	3/17/23
Freddie Mac Gold	United States	1,125,869	1,244,852	7.750	7/25/21
Freddie Mac Gold	United States	9,672	10,488	8.500	1/1/23
General Electric Co.	United States	190,000,000	179,360,585	0.613	11/1/12
Ginnie Mae	United States	2,258,834	2,512,025	7.500	11/15/24
Ginnie Mae	United States	931,906	1,037,431	7.500	10/15/25
Ginnie Mae	United States	267,778	297,402	7.970	4/15/20
Ginnie Mae	United States	364,777	406,134	7.970	5/15/20
Ginnie Mae	United States	205,632	227,058	7.970	8/15/20
Ginnie Mae	United States	275,303	305,610	7.970	8/15/20
Ginnie Mae	United States	379,462	423,659	7.970	10/15/20
Ginnie Mae	United States	219,197	243,310	7.970	1/15/21
GMAC, Inc.	United States	114,650,000	108,344,250	6.875	9/15/11
HCA, Inc.	United States	18,390,000	17,562,450	6.250	2/15/13
HCA, Inc.	United States	8,400,000	8,064,000	6.300	10/1/12
HCA, Inc.	United States	50,090,000	49,213,425	6.950	5/1/12

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
HCA, Inc.	United States	8,008,000	8,078,070	7.875	2/1/11
Health Net, Inc.	United States	18,675,000	16,434,000	6.375	6/1/17
HSBC Holdings PLC	United Kingdom	19,400,000	21,229,664	6.500	5/2/36
HSBC Holdings PLC	United Kingdom	9,150,000	9,896,832	6.500	9/15/37
JPMorgan Chase & Co.	United States	5,955,000	5,337,069	5.850	8/1/35
JPMorgan Chase & Co.	United States	28,187,000	30,925,081	8.750	9/1/30
Kaupthing Bank HF	Iceland	65,060,000	6,506	7.125	5/19/16
Lafarge SA	France	33,715,000	33,694,097	6.500	7/15/16
Liberty Media Corp.	United States	7,461,000	6,155,325	8.250	2/1/30
Liberty Media Corp.	United States	9,682,000	8,036,060	8.500	7/15/29
Liberty Mutual Group, Inc.	United States	15,131,000	14,966,882	4.875	2/1/10
Macy’s, Inc.	United States	12,895,000	10,169,319	6.650	7/15/24
Macy’s, Inc.	United States	8,380,000	6,521,282	6.700	7/15/34
Macy’s, Inc.	United States	5,355,000	4,284,000	6.900	4/1/29
Macy’s, Inc.	United States	55,984,000	43,317,060	6.900	1/15/32
Macy’s, Inc.	United States	11,675,000	11,269,656	7.450	10/15/16
Macy’s, Inc.	United States	5,900,000	5,914,750	7.625	8/15/13
Norfolk Southern Corp.	United States	5,955,000	7,038,048	7.700	5/15/17
Norfolk Southern Corp.	United States	7,389,000	10,090,692	9.750	6/15/20
Reed Elsevier PLC	United Kingdom	23,000,000	28,335,356	8.625	1/15/19
SLM Corp.	United States	50,000,000	39,875,000	8.450	6/15/18
Small Business Administration—504 Program	United States	15,672,148	16,546,976	4.920	10/1/23
Small Business Administration—504 Program	United States	10,752,767	11,722,084	5.710	6/1/27
Small Business Administration—504 Program	United States	1,848,617	1,986,126	6.000	9/1/18
Small Business Administration—504 Program	United States	3,166,416	3,409,490	6.150	4/1/18
Small Business Administration—504 Program	United States	7,760,476	8,389,822	6.340	5/1/21
Small Business Administration—504 Program	United States	6,576,954	7,155,795	6.625	7/1/21
Small Business Administration—504 Program	United States	1,208,005	1,313,765	6.700	12/1/16
Small Business Administration—504 Program	United States	2,526,740	2,736,549	6.800	6/1/19
Small Business Administration—504 Program	United States	2,281,387	2,495,878	6.900	9/1/17
Small Business Administration—504 Program	United States	1,916,287	2,099,913	7.200	6/1/17
Small Business Administration—504 Program	United States	2,434,012	2,656,821	7.210	9/1/20
Small Business Administration—504 Program	United States	3,928,652	4,312,202	7.390	7/1/20
Small Business Administration—504 Program	United States	7,525,341	8,232,210	7.470	4/1/20
Small Business Administration—504 Program	United States	3,260,943	3,622,458	8.030	5/1/20
Sprint Nextel Corp.	United States	25,585,000	22,834,613	6.000	12/1/16
Sprint Nextel Corp.	United States	10,085,000	8,420,975	6.875	11/15/28
Time Warner Cable, Inc.	United States	19,665,000	23,769,007	8.250	4/1/19
Time Warner Cable, Inc.	United States	11,940,000	14,709,244	8.750	2/14/19
Time Warner, Inc.	United States	53,680,000	60,161,323	7.625	4/15/31
Time Warner, Inc.	United States	26,300,000	29,739,698	7.700	5/1/32
Travelers Cos., Inc.	United States	9,750,000	10,288,465	5.000	3/15/13
Travelers Cos., Inc.	United States	9,735,000	10,886,177	6.250	6/20/16
Union Pacific Corp.	United States	35,365,662	39,807,214	5.866	7/2/30
Union Pacific Corp.	United States	11,971,951	12,810,737	6.176	1/2/31
Union Pacific Corp.	United States	26,614,864	29,035,141	6.330	1/2/20
Union Planters Mortgage Finance Corp.	United States	2,644,042	2,859,696	7.700	12/25/24
Unum Group	United States	11,633,000	9,126,089	6.750	12/15/28
Unum Group	United States	10,200,000	10,103,886	6.850	11/15/15
Unum Group	United States	8,500,000	6,203,705	7.190	2/1/28
Unum Group	United States	12,130,000	9,100,926	7.250	3/15/28
Unum Group	United States	8,426,000	8,686,229	7.625	3/1/11
WellPoint, Inc.	United States	13,070,000	13,558,628	5.000	12/15/14
WellPoint, Inc.	United States	40,000,000	40,790,800	5.250	1/15/16
Wells Fargo & Co.	United States	51,040,000	49,764,411	0.633	4/23/12
Wells Fargo & Co.	United States	30,900,000	32,711,648	6.000	11/15/17
Xerox Corp.	United States	82,085,000	87,550,466	6.875	8/15/11

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	219,013,000	219,013,000	0.010	10/1/09
SSgA Prime Money Market Fund	United States	47,690,581	47,690,581

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2009. Dodge & Cox®. All rights reserved.

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2009

The following portfolio data for the Dodge & Cox Income Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
FIXED-INCOME SECURITIES
American International Group, Inc.	United States	78,900,000	66,867,750	8.250	8/15/18
AT&T, Inc.	United States	5,492,000	5,855,570	4.950	1/15/13
AT&T, Inc.	United States	160,005,000	199,372,310	8.000	11/15/31
Bank of America Corp.	United States	105,000,000	100,727,655	5.300	3/15/17
Bank of America Corp.	United States	21,450,000	16,632,116	5.625	3/8/35
Bank of America Corp.	United States	64,470,000	56,250,075	6.625	5/23/36
Bank of America Corp.	United States	74,255,000	82,620,865	7.375	5/15/14
Bank of America Corp.	United States	107,395,000	121,011,719	7.625	6/1/19
Bank of America Corp.	United States	14,790,000	14,087,475	8.000	12/15/26
BHP Billiton, Ltd.	Australia	73,655,000	81,399,160	5.500	4/1/14
Boston Properties, Inc.	United States	27,300,000	26,242,125	2.875	2/15/37
Boston Properties, Inc.	United States	17,444,000	16,990,430	5.000	6/1/15
Boston Properties, Inc.	United States	35,385,000	35,945,597	5.625	4/15/15
Boston Properties, Inc.	United States	74,643,000	77,495,482	6.250	1/15/13
Boston Scientific Corp.	United States	51,258,000	51,386,145	5.450	6/15/14
Boston Scientific Corp.	United States	15,000,000	15,131,250	6.250	11/15/15
Boston Scientific Corp.	United States	88,522,000	89,739,177	6.400	6/15/16
Burlington Northern Santa Fe Corp.	United States	7,883,000	8,225,201	4.300	7/1/13
Burlington Northern Santa Fe Corp.	United States	77,795,000	78,721,383	4.700	10/1/19
Burlington Northern Santa Fe Corp.	United States	13,135,000	13,796,190	4.875	1/15/15
Burlington Northern Santa Fe Corp.	United States	8,813,154	8,853,471	5.342	4/1/24
Burlington Northern Santa Fe Corp.	United States	37,337,692	38,405,578	5.629	4/1/24
Burlington Northern Santa Fe Corp.	United States	26,096,130	26,997,300	5.720	1/15/24
Burlington Northern Santa Fe Corp.	United States	48,568,891	52,193,029	5.996	4/1/24
Burlington Northern Santa Fe Corp.	United States	20,640,959	24,201,765	7.570	1/2/21
Burlington Northern Santa Fe Corp.	United States	6,476,464	7,900,448	8.251	1/15/21
California Taxable General Obligation	United States	35,700,000	37,079,448	5.250	4/1/14
California Taxable General Obligation	United States	97,025,000	106,550,914	7.500	4/1/34
California Taxable General Obligation	United States	160,533,000	178,427,613	7.550	4/1/39
California Taxable General Obligation (mandatory put 4/1/13)	United States	18,675,000	19,675,233	5.650	4/1/39
Capital One Financial Corp.	United States	142,693,000	150,966,503	6.750	9/15/17
Capital One Financial Corp.	United States	44,835,000	50,036,488	7.375	5/23/14
CIGNA Corp.	United States	38,000,000	33,673,700	6.150	11/15/36
CIGNA Corp.	United States	28,755,000	30,607,627	6.375	10/15/11
CIGNA Corp.	United States	13,710,000	14,362,665	7.000	1/15/11
CIGNA Corp.	United States	3,597,000	3,580,267	7.650	3/1/23
CIGNA Corp.	United States	27,840,000	27,772,432	7.875	5/15/27
CIGNA Corp.	United States	7,625,000	7,430,685	8.300	1/15/33
CIGNA Corp.	United States	46,685,000	53,579,487	8.500	5/1/19
Citigroup, Inc.	United States	161,225,000	141,424,235	2.140	5/15/18
Citigroup, Inc.	United States	117,170,000	115,599,562	6.125	11/21/17
Comcast Corp.	United States	48,040,000	51,405,778	5.300	1/15/14
Comcast Corp.	United States	25,060,000	27,450,774	5.850	11/15/15
Comcast Corp.	United States	58,260,000	62,077,545	5.875	2/15/18
Comcast Corp.	United States	41,815,000	44,938,664	5.900	3/15/16
Comcast Corp.	United States	16,370,000	17,934,792	6.300	11/15/17
Comcast Corp.	United States	3,120,000	3,303,734	6.450	3/15/37
Comcast Corp.	United States	42,070,000	46,174,686	6.500	1/15/17
Comcast Corp.	United States	10,674,000	11,913,913	6.950	8/15/37
Covidien PLC	Ireland	32,750,000	36,333,669	6.000	10/15/17
Cox Communications, Inc.	United States	67,029,000	72,004,295	5.450	12/15/14
Cox Communications, Inc.	United States	78,390,000	82,397,767	5.875	12/1/16

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Cox Communications, Inc.	United States	57,000,000	70,313,775	8.375	3/1/39
Cox Communications, Inc.	United States	88,095,000	111,305,566	9.375	1/15/19
CSX Corp.	United States	21,245,434	22,852,922	6.251	1/15/23
CSX Corp.	United States	10,272,000	13,956,638	9.750	6/15/20
Dept. of Veterans Affairs	United States	23,571,132	25,876,683	7.500	6/15/27
Dept. of Veterans Affairs	United States	768,535	838,424	8.184	3/15/28
Dept. of Veterans Affairs	United States	315,464	353,698	9.293	5/15/25
Dillard’s, Inc.	United States	28,825,000	18,303,875	7.000	12/1/28
Dillard’s, Inc.	United States	24,015,000	18,671,663	7.130	8/1/18
Dillard’s, Inc.	United States	21,666,000	14,624,550	7.750	7/15/26
Dillard’s, Inc.	United States	12,903,000	8,774,040	7.750	5/15/27
Dillard’s, Inc.	United States	1,900,000	1,786,000	7.850	10/1/12
Dow Chemical Co.	United States	49,034,000	50,996,782	7.375	11/1/29
Dow Chemical Co.	United States	119,470,000	134,301,723	8.550	5/15/19
Dow Chemical Co.	United States	44,115,000	54,331,328	9.400	5/15/39
Fannie Mae	United States	3,179,301	3,219,150	2.671	8/1/34
Fannie Mae	United States	11,146,366	11,234,303	2.497	9/1/34
Fannie Mae	United States	13,208,816	13,491,924	3.929	10/1/33
Fannie Mae	United States	18,956,118	19,406,686	4.162	12/1/36
Fannie Mae	United States	11,912,209	12,294,073	4.216	1/1/35
Fannie Mae	United States	18,738,909	19,505,078	4.295	1/1/36
Fannie Mae	United States	12,076,607	12,409,067	4.466	7/1/34
Fannie Mae	United States	14,235,110	14,910,777	4.467	8/1/34
Fannie Mae	United States	8,983,537	9,321,255	4.493	1/1/35
Fannie Mae	United States	6,477,755	6,759,321	4.500	6/1/35
Fannie Mae	United States	8,526,412	8,926,735	4.500	7/1/35
Fannie Mae	United States	14,966,190	15,414,530	4.153	10/1/34
Fannie Mae	United States	15,684,198	16,301,816	4.660	8/1/35
Fannie Mae	United States	20,903,303	21,791,095	4.702	1/1/36
Fannie Mae	United States	12,448,790	12,960,645	4.715	7/1/35
Fannie Mae	United States	21,135,194	22,076,066	4.756	10/1/35
Fannie Mae	United States	11,360,270	11,826,044	4.759	7/1/35
Fannie Mae	United States	14,121,088	14,737,750	4.772	11/1/36
Fannie Mae	United States	40,559,289	42,244,741	4.799	8/1/35
Fannie Mae	United States	13,711,685	14,259,998	4.868	12/1/35
Fannie Mae	United States	10,863,846	11,281,764	4.919	10/1/35
Fannie Mae	United States	18,933,505	19,588,589	4.984	4/1/35
Fannie Mae	United States	15,227,376	15,804,815	4.997	9/1/35
Fannie Mae	United States	13,366,696	14,007,437	5.085	7/1/35
Fannie Mae	United States	24,025,086	25,165,557	5.237	1/1/37
Fannie Mae	United States	12,909,445	13,351,481	5.279	11/1/35
Fannie Mae	United States	10,181,978	10,858,921	5.500	9/1/14
Fannie Mae	United States	4,510,639	4,810,526	5.500	9/1/14
Fannie Mae	United States	3,494,104	3,726,407	5.500	8/1/15
Fannie Mae	United States	2,000,066	2,133,040	5.500	8/1/15
Fannie Mae	United States	5,894,437	6,302,903	5.500	4/1/16
Fannie Mae	United States	4,943,131	5,285,675	5.500	1/1/17
Fannie Mae	United States	5,397,212	5,771,221	5.500	7/1/17
Fannie Mae	United States	327,057	350,436	5.500	9/1/17
Fannie Mae	United States	4,360,097	4,671,776	5.500	10/1/17
Fannie Mae	United States	1,770,120	1,896,656	5.500	11/1/17
Fannie Mae	United States	22,085,875	23,664,670	5.500	12/1/17
Fannie Mae	United States	6,867,339	7,358,246	5.500	1/1/18
Fannie Mae	United States	1,847,208	1,975,214	5.500	1/1/18
Fannie Mae	United States	10,201,707	10,908,653	5.500	2/1/18
Fannie Mae	United States	6,647,152	7,122,319	5.500	3/1/18
Fannie Mae	United States	11,531,981	12,331,111	5.500	4/1/18
Fannie Mae	United States	3,806,567	4,078,677	5.500	12/1/18

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	57,153,171	61,113,707	5.500	12/1/18
Fannie Mae	United States	9,225,605	9,850,495	5.500	12/1/19
Fannie Mae	United States	84,169,754	90,061,637	5.500	1/1/21
Fannie Mae	United States	24,731,301	26,222,908	5.500	1/1/22
Fannie Mae	United States	101,212,568	107,554,143	5.500	1/1/24
Fannie Mae	United States	903,055	967,891	6.000	4/1/13
Fannie Mae	United States	1,322,532	1,417,485	6.000	3/1/14
Fannie Mae	United States	1,134,576	1,216,744	6.000	6/1/14
Fannie Mae	United States	5,271,454	5,635,926	6.000	12/1/15
Fannie Mae	United States	9,949,974	10,637,922	6.000	3/1/16
Fannie Mae	United States	2,632,757	2,828,363	6.000	7/1/16
Fannie Mae	United States	10,800,716	11,273,407	6.000	11/1/16
Fannie Mae	United States	8,007,662	8,602,606	6.000	1/1/17
Fannie Mae	United States	6,274,978	6,741,189	6.000	1/1/17
Fannie Mae	United States	1,601,157	1,719,617	6.000	4/1/17
Fannie Mae	United States	2,208,242	2,371,617	6.000	5/1/17
Fannie Mae	United States	14,579,613	15,662,833	6.000	7/1/17
Fannie Mae	United States	8,339,554	8,959,157	6.000	11/1/17
Fannie Mae	United States	24,057,878	25,785,159	6.000	11/1/17
Fannie Mae	United States	2,399,211	2,577,465	6.000	1/1/18
Fannie Mae	United States	10,429,255	11,200,857	6.000	2/1/18
Fannie Mae	United States	6,047,062	6,494,450	6.000	3/1/18
Fannie Mae	United States	9,552,557	10,262,282	6.000	3/1/18
Fannie Mae	United States	7,405,994	7,944,664	6.000	4/1/18
Fannie Mae	United States	3,602,128	3,868,629	6.000	8/1/18
Fannie Mae	United States	4,711,997	5,050,303	6.000	12/1/18
Fannie Mae	United States	14,826,851	15,928,439	6.000	1/1/19
Fannie Mae	United States	15,367,875	16,509,660	6.000	1/1/19
Fannie Mae	United States	34,402,489	36,958,487	6.000	2/1/19
Fannie Mae	United States	15,553,748	16,709,343	6.000	2/1/19
Fannie Mae	United States	4,480,533	4,813,422	6.000	2/1/19
Fannie Mae	United States	12,717,035	13,661,871	6.000	7/1/19
Fannie Mae	United States	9,514,622	10,221,529	6.000	8/1/19
Fannie Mae	United States	14,039,484	15,060,637	6.000	8/1/19
Fannie Mae	United States	9,092,574	9,768,124	6.000	8/1/19
Fannie Mae	United States	7,546,067	8,094,926	6.000	10/1/19
Fannie Mae	United States	32,314,336	34,715,190	6.000	12/1/19
Fannie Mae	United States	12,381,600	13,270,560	6.000	1/1/20
Fannie Mae	United States	38,747,536	41,626,357	6.000	12/1/20
Fannie Mae	United States	23,211,062	24,797,756	6.000	9/1/21
Fannie Mae	United States	12,187,421	13,020,546	6.000	9/1/21
Fannie Mae	United States	59,149,604	63,142,202	6.000	12/1/21
Fannie Mae	United States	97,986,971	104,685,300	6.000	3/1/22
Fannie Mae	United States	17,882,061	19,154,761	6.000	3/1/22
Fannie Mae	United States	49,719,642	53,258,282	6.000	4/1/22
Fannie Mae	United States	75,181,507	80,320,868	6.000	8/1/22
Fannie Mae	United States	550,782	588,433	6.000	10/1/22
Fannie Mae	United States	160,954,736	171,957,502	6.000	3/1/23
Fannie Mae	United States	45,421,659	48,366,143	6.000	2/1/28
Fannie Mae	United States	16,239,914	17,337,123	6.000	11/1/28
Fannie Mae	United States	10,182,442	10,870,393	6.000	12/1/28
Fannie Mae	United States	16,275,883	17,272,661	6.000	12/25/31
Fannie Mae	United States	63,749,464	67,897,163	6.000	3/1/33
Fannie Mae	United States	29,767,863	31,676,727	6.000	4/1/34
Fannie Mae	United States	32,891,922	35,052,510	6.000	6/1/35
Fannie Mae	United States	102,719,129	109,594,891	6.000	3/1/36
Fannie Mae	United States	115,469,844	122,874,348	6.000	5/1/36
Fannie Mae	United States	35,572,564	37,486,813	6.000	2/1/37

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	30,967,787	32,982,629	6.000	8/1/37
Fannie Mae	United States	597,577,633	631,788,952	6.000	7/1/38
Fannie Mae	United States	17,796,892	18,815,764	6.000	1/1/39
Fannie Mae	United States	22,730,597	24,159,594	6.139	8/25/47
Fannie Mae	United States	81,813,528	87,310,816	6.147	8/25/47
Fannie Mae	United States	552,559	576,194	6.500	11/1/12
Fannie Mae	United States	8,801,906	9,501,589	6.500	3/1/17
Fannie Mae	United States	4,375,894	4,669,045	6.500	6/1/17
Fannie Mae	United States	9,005,401	9,721,260	6.500	7/1/17
Fannie Mae	United States	14,197,667	15,326,271	6.500	7/1/17
Fannie Mae	United States	11,884,949	12,829,710	6.500	1/1/18
Fannie Mae	United States	30,084,257	32,475,721	6.500	4/1/18
Fannie Mae	United States	20,722,143	22,369,391	6.500	6/1/18
Fannie Mae	United States	7,631,043	8,237,651	6.500	11/1/18
Fannie Mae	United States	20,202,548	21,985,198	6.500	4/1/19
Fannie Mae	United States	4,151,453	4,431,408	6.500	5/1/22
Fannie Mae	United States	16,279,809	17,668,684	6.500	10/1/24
Fannie Mae	United States	1,993,924	2,159,225	6.500	9/25/28
Fannie Mae	United States	11,373,482	12,331,724	6.500	10/25/28
Fannie Mae	United States	116,467,938	125,753,831	6.500	12/1/32
Fannie Mae	United States	5,239,966	5,657,744	6.500	1/1/34
Fannie Mae	United States	7,164,102	7,673,724	6.500	4/1/36
Fannie Mae	United States	42,317,922	45,438,869	6.500	3/25/37
Fannie Mae	United States	61,244,817	65,323,977	6.500	9/1/37
Fannie Mae	United States	85,987,924	91,715,078	6.500	10/1/37
Fannie Mae	United States	96,793,140	103,618,065	6.500	11/1/37
Fannie Mae	United States	83,373,890	88,926,938	6.500	11/1/37
Fannie Mae	United States	41,343,600	44,097,256	6.500	1/1/38
Fannie Mae	United States	141,723,842	151,163,241	6.500	5/1/38
Fannie Mae	United States	115,917,159	124,090,527	6.500	6/1/38
Fannie Mae	United States	62,397,234	66,796,889	6.500	7/1/38
Fannie Mae	United States	8,031,560	8,676,896	6.500	6/25/42
Fannie Mae	United States	12,949,681	13,990,187	6.500	12/25/42
Fannie Mae	United States	8,223,350	8,729,292	6.500	12/25/42
Fannie Mae	United States	1,923,489	2,078,041	6.500	12/25/45
Fannie Mae	United States	116,825	118,632	7.000	12/1/10
Fannie Mae	United States	109,060	111,552	7.000	12/1/11
Fannie Mae	United States	2,547,884	2,815,076	7.000	4/1/32
Fannie Mae	United States	4,372,881	4,788,305	7.000	6/25/32
Fannie Mae	United States	581,388,913	635,860,403	7.000	4/1/37
Fannie Mae	United States	90,168,601	98,496,015	7.000	11/1/37
Fannie Mae	United States	163,173,904	178,243,635	7.000	12/1/37
Fannie Mae	United States	6,039,239	6,612,967	7.000	12/25/41
Fannie Mae	United States	6,502,854	7,120,625	7.000	6/25/42
Fannie Mae	United States	3,428,363	3,754,058	7.000	6/25/42
Fannie Mae	United States	20,593,327	22,549,693	7.000	7/25/42
Fannie Mae	United States	6,315,836	6,915,840	7.000	10/25/42
Fannie Mae	United States	14,391,308	15,758,482	7.000	10/25/44
Fannie Mae	United States	1,836,040	2,010,464	7.000	3/25/45
Fannie Mae	United States	12,834,226	14,053,478	7.000	12/25/45
Fannie Mae	United States	78,771	83,817	7.500	11/1/14
Fannie Mae	United States	9,706,045	10,538,244	7.500	8/1/17
Fannie Mae	United States	3,790,171	4,228,409	7.500	7/25/41
Fannie Mae	United States	5,889,575	6,570,557	7.500	12/25/42
Fannie Mae	United States	24,585,392	27,428,078	7.500	3/25/44
Fannie Mae	United States	15,666,991	17,478,487	7.500	6/25/44
Fannie Mae	United States	201,746	225,073	7.500	12/25/45
Fannie Mae	United States	34,883	36,770	8.000	1/1/12

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	14,655,052	16,216,731	8.000	12/25/45
Fannie Mae Multifamily DUS	United States	13,590,000	14,397,907	4.750	3/1/15
Fannie Mae Multifamily DUS	United States	14,297,501	15,166,808	4.826	1/1/13
Fannie Mae Multifamily DUS	United States	14,438,662	15,337,056	4.858	2/1/13
Fannie Mae Multifamily DUS	United States	42,500,914	45,395,643	5.235	10/1/12
Fannie Mae Multifamily DUS	United States	36,389,276	39,863,791	5.424	6/1/17
Fannie Mae Multifamily DUS	United States	47,600,688	52,383,012	5.547	11/1/16
Fannie Mae Multifamily DUS	United States	2,483,478	2,651,933	5.677	12/1/12
Fannie Mae Multifamily DUS	United States	18,630,811	20,161,590	5.835	9/1/12
Fannie Mae Multifamily DUS	United States	11,098,006	11,778,589	5.909	4/1/12
Fannie Mae Multifamily DUS	United States	1,841,397	1,974,518	6.047	5/1/12
Fannie Mae Multifamily DUS	United States	12,270,698	13,238,499	6.095	3/1/12
Fannie Mae Multifamily DUS	United States	8,659,536	9,347,145	6.113	2/1/12
Fannie Mae Multifamily DUS	United States	23,316,623	24,984,230	6.130	10/1/11
Fannie Mae Multifamily DUS	United States	21,785,686	22,959,847	6.224	5/1/11
Fannie Mae Multifamily DUS	United States	16,395,251	17,436,321	6.253	9/1/11
FedEx Corp.	United States	22,257,903	24,255,085	6.720	7/15/23
FedEx Corp.	United States	22,705,000	25,602,953	7.375	1/15/14
FedEx Corp.	United States	2,669,229	3,086,347	7.650	7/15/24
FedEx Corp.	United States	18,510,000	22,497,702	8.000	1/15/19
Ford Motor Credit Co.	United States	186,055,000	180,938,487	7.250	10/25/11
Ford Motor Credit Co.	United States	305,048,000	303,456,565	7.375	2/1/11
Ford Motor Credit Co.	United States	525,000	507,938	7.800	6/1/12
Freddie Mac	United States	5,878,996	6,051,221	3.531	8/1/34
Freddie Mac	United States	35,564,295	36,644,470	3.988	9/1/33
Freddie Mac	United States	10,446,832	10,750,236	4.136	1/1/35
Freddie Mac	United States	6,168,376	6,346,353	4.235	3/1/35
Freddie Mac	United States	22,502,482	23,340,109	4.382	9/1/35
Freddie Mac	United States	4,597,520	4,664,760	4.527	4/1/35
Freddie Mac	United States	21,019,979	21,853,558	4.643	4/1/36
Freddie Mac	United States	9,420,806	9,737,247	4.686	8/1/35
Freddie Mac	United States	35,675,018	36,538,878	4.725	2/1/34
Freddie Mac	United States	12,752,913	13,298,835	4.740	8/1/35
Freddie Mac	United States	7,648,566	7,983,842	4.830	2/1/35
Freddie Mac	United States	16,546,552	17,221,260	4.849	10/1/35
Freddie Mac	United States	16,741,290	17,572,270	4.849	1/1/36
Freddie Mac	United States	51,181,154	53,283,650	5.144	1/1/36
Freddie Mac	United States	21,105,310	22,153,875	5.149	5/1/37
Freddie Mac	United States	18,969,542	19,911,759	5.298	1/1/37
Freddie Mac	United States	57,502,580	60,217,852	5.327	7/1/37
Freddie Mac	United States	35,791,428	37,720,552	5.449	3/1/37
Freddie Mac	United States	51,887,853	54,641,300	5.523	4/1/37
Freddie Mac	United States	21,093,095	22,242,520	5.858	8/1/36
Freddie Mac	United States	15,735,815	16,149,902	5.961	1/1/36
Freddie Mac	United States	23,495,926	25,377,130	6.500	6/15/32
Freddie Mac	United States	5,806,938	6,313,739	7.039	7/25/33
Freddie Mac Gold	United States	7,409,134	7,761,273	5.500	11/1/13
Freddie Mac Gold	United States	4,543,266	4,850,291	5.500	7/1/14
Freddie Mac Gold	United States	3,743,873	4,005,651	5.500	10/1/16
Freddie Mac Gold	United States	2,925,666	3,130,234	5.500	10/1/16
Freddie Mac Gold	United States	16,247,892	17,434,750	5.500	11/1/18
Freddie Mac Gold	United States	64,430,388	68,814,675	5.500	10/1/20
Freddie Mac Gold	United States	48,330,044	51,295,348	5.500	11/1/23
Freddie Mac Gold	United States	447,795	471,732	6.000	4/1/13
Freddie Mac Gold	United States	289,932	305,431	6.000	5/1/13
Freddie Mac Gold	United States	466,037	497,021	6.000	12/1/13
Freddie Mac Gold	United States	3,240,095	3,409,948	6.000	12/1/13
Freddie Mac Gold	United States	1,875,022	1,976,187	6.000	4/1/14

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Freddie Mac Gold	United States	1,461,820	1,560,379	6.000	2/1/15
Freddie Mac Gold	United States	5,998,902	6,412,985	6.000	8/1/16
Freddie Mac Gold	United States	5,363,305	5,755,078	6.000	9/1/16
Freddie Mac Gold	United States	13,180,081	14,142,845	6.000	5/1/17
Freddie Mac Gold	United States	2,984,082	3,200,194	6.000	6/1/17
Freddie Mac Gold	United States	11,739,299	12,589,481	6.000	8/1/17
Freddie Mac Gold	United States	12,001,488	12,878,159	6.000	12/1/17
Freddie Mac Gold	United States	7,471,841	8,012,965	6.000	1/1/18
Freddie Mac Gold	United States	3,170,358	3,401,943	6.000	2/1/18
Freddie Mac Gold	United States	7,309,658	7,816,194	6.000	2/1/19
Freddie Mac Gold	United States	31,106,023	33,203,249	6.000	8/1/21
Freddie Mac Gold	United States	44,918,929	47,947,447	6.000	2/1/22
Freddie Mac Gold	United States	57,064,708	60,912,118	6.000	3/1/23
Freddie Mac Gold	United States	56,218,020	59,908,558	6.000	11/1/23
Freddie Mac Gold	United States	11,609,003	12,436,367	6.000	7/1/25
Freddie Mac Gold	United States	266,754,327	283,843,143	6.000	12/1/27
Freddie Mac Gold	United States	27,178,646	28,989,423	6.000	2/1/33
Freddie Mac Gold	United States	97,829	100,439	6.500	2/1/11
Freddie Mac Gold	United States	270,369	277,580	6.500	4/1/12
Freddie Mac Gold	United States	373,744	398,665	6.500	6/1/12
Freddie Mac Gold	United States	2,602,754	2,784,439	6.500	7/1/14
Freddie Mac Gold	United States	559,906	598,990	6.500	11/1/14
Freddie Mac Gold	United States	5,770,009	6,167,374	6.500	5/1/16
Freddie Mac Gold	United States	1,578,830	1,697,272	6.500	2/1/17
Freddie Mac Gold	United States	1,862,321	2,002,951	6.500	3/1/17
Freddie Mac Gold	United States	5,214,288	5,604,341	6.500	5/1/17
Freddie Mac Gold	United States	6,951,173	7,471,153	6.500	6/1/17
Freddie Mac Gold	United States	2,870,126	3,084,825	6.500	8/1/17
Freddie Mac Gold	United States	1,728,015	1,857,279	6.500	12/1/17
Freddie Mac Gold	United States	10,139,956	10,898,472	6.500	12/1/17
Freddie Mac Gold	United States	3,436,816	3,674,574	6.500	9/1/18
Freddie Mac Gold	United States	1,606,796	1,741,317	6.500	7/1/21
Freddie Mac Gold	United States	1,273,166	1,378,408	6.500	4/1/22
Freddie Mac Gold	United States	25,107,079	26,992,778	6.500	10/1/26
Freddie Mac Gold	United States	22,447,627	24,167,209	6.500	12/1/32
Freddie Mac Gold	United States	47,728,347	50,860,281	6.500	9/1/37
Freddie Mac Gold	United States	273,588,033	292,008,488	6.500	3/1/38
Freddie Mac Gold	United States	205,175	209,957	7.000	12/1/11
Freddie Mac Gold	United States	126,452	129,399	7.000	3/1/12
Freddie Mac Gold	United States	15,083,133	16,623,354	7.000	4/1/31
Freddie Mac Gold	United States	40,351,606	43,754,821	7.000	11/1/38
Freddie Mac Gold	United States	1,773,773	1,955,963	7.900	2/17/21
General Electric Capital Corp.	United States	29,225,000	31,486,854	5.900	5/13/14
General Electric Co.	United States	31,739,000	33,481,503	5.000	2/1/13
Ginnie Mae	United States	1,476,675	1,625,551	7.000	5/15/28
Ginnie Mae	United States	544,734	550,875	7.250	7/16/28
Ginnie Mae	United States	307,707	332,368	7.500	9/15/17
Ginnie Mae	United States	2,823,543	3,140,031	7.500	11/15/24
Ginnie Mae	United States	1,751,595	1,953,879	7.500	5/15/25
Ginnie Mae	United States	103,382	114,068	7.800	6/15/20
Ginnie Mae	United States	131,792	145,523	7.800	7/15/20
Ginnie Mae	United States	87,292	96,582	7.800	7/15/20
Ginnie Mae	United States	270,352	297,832	7.800	8/15/20
Ginnie Mae	United States	150,955	168,095	7.800	9/15/20
Ginnie Mae	United States	53,322	59,051	7.800	10/15/20
Ginnie Mae	United States	135,101	149,614	7.800	11/15/20
Ginnie Mae	United States	265,239	292,484	7.800	1/15/21
Ginnie Mae	United States	108,251	120,314	7.800	1/15/21

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
GMAC, Inc.	United States	365,945,000	345,818,025	6.875	9/15/11
GMAC, Inc.	United States	35,495,000	32,655,400	6.875	8/28/12
GMAC, Inc.	United States	31,191,000	25,108,755	8.000	11/1/31
GSMPS Mortgage Loan Trust	United States	9,725,466	8,525,617	8.500	6/25/34
HCA, Inc.	United States	17,175,000	15,156,938	5.750	3/15/14
HCA, Inc.	United States	39,655,000	37,870,525	6.250	2/15/13
HCA, Inc.	United States	27,100,000	26,016,000	6.300	10/1/12
HCA, Inc.	United States	9,603,000	9,194,873	6.750	7/15/13
HCA, Inc.	United States	147,133,000	144,558,172	6.950	5/1/12
HCA, Inc.	United States	54,800,000	55,279,500	7.875	2/1/11
HCA, Inc.	United States	28,685,000	29,115,275	8.750	9/1/10
Health Net, Inc.	United States	46,160,000	40,620,800	6.375	6/1/17
Hewlett-Packard Co.	United States	164,240,000	184,906,976	6.125	3/1/14
HSBC Holdings PLC	United Kingdom	41,975,000	45,933,770	6.500	5/2/36
HSBC Holdings PLC	United Kingdom	78,475,000	84,880,208	6.500	9/15/37
JPMorgan Chase & Co.	United States	22,090,000	19,797,791	5.850	8/1/35
JPMorgan Chase & Co.	United States	16,935,000	15,240,020	5.875	3/15/35
JPMorgan Chase & Co.	United States	27,038,000	27,210,124	6.800	10/1/37
JPMorgan Chase & Co.	United States	26,580,000	29,161,977	8.750	9/1/30
Kaupthing Bank HF	Iceland	118,913,000	11,891	7.125	5/19/16
Lafarge SA	France	84,446,000	84,393,643	6.500	7/15/16
Liberty Media Corp.	United States	29,445,000	24,292,125	8.250	2/1/30
Liberty Media Corp.	United States	12,043,000	9,995,690	8.500	7/15/29
Liberty Mutual Group, Inc.	United States	15,225,000	15,059,863	4.875	2/1/10
Liberty Mutual Group, Inc.	United States	18,165,000	17,309,527	7.250	9/1/12
Macy’s, Inc.	United States	15,549,000	14,245,869	5.900	12/1/16
Macy’s, Inc.	United States	12,725,000	10,025,315	6.375	3/15/37
Macy’s, Inc.	United States	6,735,000	5,311,389	6.650	7/15/24
Macy’s, Inc.	United States	20,550,000	15,618,000	6.700	9/15/28
Macy’s, Inc.	United States	74,042,000	57,619,188	6.700	7/15/34
Macy’s, Inc.	United States	40,795,000	32,636,000	6.900	4/1/29
Macy’s, Inc.	United States	35,070,000	27,135,062	6.900	1/15/32
Macy’s, Inc.	United States	31,350,000	25,236,750	7.000	2/15/28
Macy’s, Inc.	United States	7,155,000	7,172,888	7.625	8/15/13
Macy’s, Inc.	United States	11,672,000	11,794,369	8.000	7/15/12
Macy’s, Inc.	United States	70,935,000	74,836,425	8.875	7/15/15
Nordstrom, Inc.	United States	16,725,000	17,334,710	6.250	1/15/18
Nordstrom, Inc.	United States	44,265,000	48,558,395	6.750	6/1/14
Nordstrom, Inc.	United States	12,720,000	13,125,776	6.950	3/15/28
Norfolk Southern Corp.	United States	29,475,000	34,835,677	7.700	5/15/17
Norfolk Southern Corp.	United States	14,188,000	19,375,658	9.750	6/15/20
Pfizer, Inc.	United States	93,630,000	99,455,752	4.450	3/15/12
Reed Elsevier PLC	United Kingdom	6,275,000	7,133,087	7.750	1/15/14
Reed Elsevier PLC	United Kingdom	84,635,000	104,267,950	8.625	1/15/19
Roche Holding AG	Switzerland	112,425,000	118,959,591	4.500	3/1/12
Roche Holding AG	Switzerland	65,675,000	73,105,404	6.000	3/1/19
SLM Corp.	United States	124,665,000	99,420,337	8.450	6/15/18
SLM Student Loan Trust	United States	1,116,587	1,116,588	0.494	10/25/16
SLM Student Loan Trust	United States	12,693,898	12,681,903	0.504	10/25/16
SLM Student Loan Trust	United States	133,175,000	131,694,613	0.504	7/25/17
SLM Student Loan Trust	United States	10,000,000	9,869,666	0.514	10/25/17
SLM Student Loan Trust	United States	25,049,545	24,916,361	0.584	4/25/17
SLM Student Loan Trust	United States	56,000,000	55,111,834	0.584	7/25/19
SLM Student Loan Trust	United States	3,136,422	3,136,176	0.734	7/27/15
SLM Student Loan Trust	United States	8,248,272	8,266,067	1.004	1/25/14
Small Business Administration—504 Program	United States	7,968,462	8,351,745	4.625	2/1/25
Small Business Administration—504 Program	United States	14,496,558	15,320,479	4.750	7/1/25
Small Business Administration—504 Program	United States	15,715,962	16,555,638	4.760	9/1/25

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Small Business Administration—504 Program	United States	16,306,224	17,231,346	4.840	5/1/25
Small Business Administration—504 Program	United States	5,892,484	6,227,458	4.870	12/1/24
Small Business Administration—504 Program	United States	5,052,920	5,348,504	5.100	12/1/22
Small Business Administration—504 Program	United States	11,852,787	12,686,787	5.120	12/1/26
Small Business Administration—504 Program	United States	16,961,778	18,000,815	5.210	1/1/26
Small Business Administration—504 Program	United States	35,388,434	37,935,825	5.230	3/1/27
Small Business Administration—504 Program	United States	23,308,234	25,137,329	5.320	1/1/27
Small Business Administration—504 Program	United States	38,158,034	41,199,008	5.320	4/1/27
Small Business Administration—504 Program	United States	4,891,681	5,265,636	5.350	2/1/26
Small Business Administration—504 Program	United States	15,204,640	16,420,360	5.370	10/1/26
Small Business Administration—504 Program	United States	24,700,766	26,791,903	5.570	3/1/26
Small Business Administration—504 Program	United States	18,943,664	20,302,167	5.780	12/1/21
Small Business Administration—504 Program	United States	1,055,498	1,121,556	5.800	12/1/18
Small Business Administration—504 Program	United States	26,420,032	29,069,702	5.820	7/1/27
Small Business Administration—504 Program	United States	42,793,841	46,825,372	6.070	7/1/26
Small Business Administration—504 Program	United States	1,501,265	1,616,858	6.150	8/1/18
Small Business Administration—504 Program	United States	938,713	976,479	6.300	12/1/13
Small Business Administration—504 Program	United States	1,157,236	1,243,145	6.300	3/1/19
Small Business Administration—504 Program	United States	4,300,140	4,657,078	6.350	3/1/18
Small Business Administration—504 Program	United States	1,269,269	1,319,548	6.500	3/1/13
Small Business Administration—504 Program	United States	1,018,944	1,060,375	6.500	1/1/14
Small Business Administration—504 Program	United States	1,812,928	1,868,814	6.550	5/1/13
Small Business Administration—504 Program	United States	1,087,107	1,178,785	6.550	10/1/17
Small Business Administration—504 Program	United States	7,748,532	8,430,484	6.625	7/1/21
Small Business Administration—504 Program	United States	657,483	680,055	6.650	6/1/13
Small Business Administration—504 Program	United States	363,675	373,594	6.750	4/1/13
Small Business Administration—504 Program	United States	483,395	495,343	7.000	10/1/12
Small Business Administration—504 Program	United States	328,599	341,145	7.000	2/1/13
Small Business Administration—504 Program	United States	2,718,453	2,953,304	7.000	7/1/19
Small Business Administration—504 Program	United States	259,766	269,646	7.050	9/1/12
Small Business Administration—504 Program	United States	742,933	814,185	7.300	5/1/17
Small Business Administration—504 Program	United States	787,103	859,171	7.300	9/1/19
Small Business Administration—504 Program	United States	280,048	290,223	7.400	8/1/12
Small Business Administration—504 Program	United States	236,685	244,274	7.450	12/1/12
Small Business Administration—504 Program	United States	572,342	588,538	7.550	11/1/12
Small Business Administration—504 Program	United States	450,686	462,944	7.600	7/1/12
Small Business Administration—504 Program	United States	618,654	647,040	7.600	6/1/14
Small Business Administration—504 Program	United States	268,092	279,672	7.700	4/1/14
Small Business Administration—504 Program	United States	1,149,425	1,205,185	7.750	5/1/14
Small Business Administration—504 Program	United States	355,679	381,319	7.850	9/1/14
Small Business Administration—504 Program	United States	376,654	401,587	7.950	8/1/14
Small Business Administration—504 Program	United States	492,958	519,892	8.000	7/1/14
Small Business Administration—504 Program	United States	139,128	144,173	8.100	2/1/12
Small Business Administration—504 Program	United States	289,373	313,952	8.100	3/1/15
Small Business Administration—504 Program	United States	254,955	265,110	8.200	3/1/12
Small Business Administration—504 Program	United States	173,086	176,885	8.200	4/1/12
Small Business Administration—504 Program	United States	90,831	93,079	8.250	11/1/11
Small Business Administration—504 Program	United States	366,548	389,996	8.400	12/1/14
Small Business Administration—504 Program	United States	133,690	143,287	8.500	1/1/15
Small Business Administration—504 Program	United States	435,913	456,639	8.650	11/1/14
Sprint Nextel Corp.	United States	91,655,000	81,802,087	6.000	12/1/16
Sprint Nextel Corp.	United States	24,290,000	20,282,150	6.875	11/15/28
Sprint Nextel Corp.	United States	16,110,000	14,418,450	6.900	5/1/19
Time Warner Cable, Inc.	United States	85,785,000	103,687,986	8.250	4/1/19
Time Warner Cable, Inc.	United States	52,934,000	65,210,983	8.750	2/14/19
Time Warner, Inc.	United States	197,158,000	220,962,857	7.625	4/15/31
Time Warner, Inc.	United States	161,683,000	182,829,035	7.700	5/1/32
Travelers Cos., Inc.	United States	17,118,000	18,063,380	5.000	3/15/13

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Travelers Cos., Inc.	United States	14,187,000	15,335,168	5.500	12/1/15
Travelers Cos., Inc.	United States	36,090,000	39,559,620	5.750	12/15/17
Travelers Cos., Inc.	United States	44,360,000	49,605,630	6.250	6/20/16
U.S. Treasury Notes	United States	150,000,000	150,427,800	1.000	7/31/11
U.S. Treasury Notes	United States	30,600,000	30,776,898	1.125	6/30/11
U.S. Treasury Notes	United States	325,000,000	328,554,850	2.125	4/30/10
U.S. Treasury Notes	United States	200,000,000	203,109,400	2.625	5/31/10
U.S. Treasury Notes	United States	125,000,000	125,849,625	3.500	12/15/09
Union Pacific Corp.	United States	5,673,578	5,463,359	4.698	1/2/24
Union Pacific Corp.	United States	10,764,000	11,343,329	4.875	1/15/15
Union Pacific Corp.	United States	10,425,699	10,262,904	5.082	1/2/29
Union Pacific Corp.	United States	22,886,000	24,561,393	5.375	5/1/14
Union Pacific Corp.	United States	58,626,697	65,989,589	5.866	7/2/30
Union Pacific Corp.	United States	15,559,548	17,301,369	6.061	1/17/23
Union Pacific Corp.	United States	47,300,000	52,882,630	6.125	2/15/20
Union Pacific Corp.	United States	41,075,347	43,953,189	6.176	1/2/31
Union Pacific Corp.	United States	7,799,699	8,691,525	6.700	2/23/19
Union Pacific Corp.	United States	7,102,654	7,842,276	6.850	1/2/19
Union Pacific Corp.	United States	1,524,212	1,817,052	7.600	1/2/20
Union Pacific Corp.	United States	13,425,000	16,644,731	7.875	1/15/19
Unum Group	United States	8,027,000	6,297,182	6.750	12/15/28
Unum Group	United States	21,150,000	20,950,705	6.850	11/15/15
Unum Group	United States	11,640,000	8,495,427	7.190	2/1/28
Unum Group	United States	25,730,000	19,304,766	7.250	3/15/28
Unum Group	United States	11,517,000	11,872,691	7.625	3/1/11
WellPoint, Inc.	United States	15,750,000	16,338,821	5.000	12/15/14
WellPoint, Inc.	United States	129,895,000	132,463,024	5.250	1/15/16
WellPoint, Inc.	United States	7,662,000	8,200,715	6.375	1/15/12
WellPoint, Inc.	United States	35,743,000	40,631,105	7.000	2/15/19
Wells Fargo & Co.	United States	54,560,000	53,196,440	0.633	4/23/12
Wells Fargo & Co.	United States	166,225,000	168,522,991	2.253	5/1/13
Wells Fargo & Co.	United States	36,100,000	38,206,652	5.750	2/1/18
Wells Fargo & Co.	United States	80,000,000	84,690,351	6.000	11/15/17
Wyeth	United States	47,470,000	51,437,305	5.450	4/1/17
Wyeth	United States	110,940,000	121,158,351	5.500	2/1/14
Wyeth	United States	15,025,000	16,307,874	5.500	2/15/16
Xerox Corp.	United States	87,920,000	91,111,902	6.350	5/15/18
Xerox Corp.	United States	47,366,000	49,627,490	6.400	3/15/16
Xerox Corp.	United States	53,331,000	56,446,650	6.750	2/1/17
Xerox Corp.	United States	52,650,000	56,155,595	6.875	8/15/11
Xerox Corp.	United States	65,100,000	67,182,884	7.125	6/15/10
Xerox Corp.	United States	25,591,000	27,779,952	7.200	4/1/16
Xerox Corp.	United States	36,000,000	40,671,395	8.250	5/15/14

CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	748,215,000	748,215,000	0.010	10/1/09
SSgA Prime Money Market Fund	United States	53,479,819	53,479,819
Time Warner Cable, Inc. Commercial Paper	United States	39,925,000	39,923,060		10/6/09
Time Warner Cable, Inc. Commercial Paper	United States	25,000,000	24,995,250		10/19/09

Dodge Cox Income Fund (147)

Portfolio Holdings as of September 30, 2009

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

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